Active Health Foods, Inc.
6185 Magnolia Ave.
Suite 403
Riverside, California 92506

Telephone (951) 360-9970
Fax (626) 335-7750

June 29, 2010

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street NE
Mailstop 4628
Washington, D.C. 20549-

Re:           Active Health Foods, Inc.
Amended Registration Statement on Form S-1
Filed March 8, 2010
File No. 333-164788

Dear Mr. Dougherty:

Following hereto are our responses to your comment letter dated April 2, 2010.  The questions raised by your comment letter are numbered in the sequence of your comment letter and Active Health Foods, Inc. responses follow immediately thereto.  The Registration Statement has been amended and filed accordingly.

_________________________________________

General

1.
To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosures to which a comment relates.  If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

RESPONSE

Your instruction is noted and Active Health Foods, Inc. has made every effort to comply with your request.

2.	We note your filing does not include page numbers. Please paginate future filings.

RESPONSE

The original document contained page numbers but when EDGARized the page numbers apparently were dropped.  We will attempt to assure appropriate pagination in the future.

Prospectus Cover Page

3.
You state that if the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees.  We note, however, that subscription funds will be held in a bank account to be established by the company and that you have not made provisions for an escrow account.  Placement of funds in an account within the company’s control would enable creditors to attach, or otherwise assert rights with respect to, the subscriptions, which may preclude the company from “promptly” refunding funds to the purchaser.  Given the risks to subscribers associated with the lack of an escrow agent, please revise the cover page and “The Offering” section to alert investors to the existence of uncertainty as to whether the company will be able to refund the proceeds if you do not achieve the Minimum Offering.

RESPONSE

The cover page section you note states:

“The proceeds from the sale of the shares in this offering will be payable to Active Health Foods, Inc., which shall open a separate bank account for deposit of the proceeds until the Minimum Offering has been reached. All subscription funds will be held in a non-interest bearing bank account pending the achievement of the Minimum Offering and no funds shall be released to the Active Health Foods, Inc. general operating account until such a time as the minimum proceeds are raised. If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days. Should the offering be extended, each investor shall be notified within 30 days thereafter in writing via U. S. Mail at the address provided on their Subscription Agreement. See the section entitled "Plan of Distribution” on page 14 herein.”

Active Health Foods, Inc. has amended this paragraph to read as follows (added language has been italicized):

“The proceeds from the sale of the shares in this offering will be payable to Active Health Foods, Inc., which shall open a separate bank account for deposit of the proceeds until the Minimum Offering has been reached. All subscription funds will be held in a non-interest bearing bank account pending the achievement of the Minimum Offering and no funds shall be released to the Active Health Foods, Inc. general operating account until such a time as the minimum proceeds are raised. There will be no escrow account. As such creditors may seek to attach or otherwise assert rights with respect to the proceeds deposited into the Company’s accounts. If creditors attach or otherwise assert rights with respect to these proceeds, the Company may be unable to refund any monies you have invested. If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. The Company shall have the right, in its sole discretion, to extend the initial offering period an additional 180 days. Should the offering be extended, each investor shall be notified within 30 days thereafter in writing via U. S. Mail at the address provided on their Subscription Agreement. See the section entitled "Plan of Distribution” on page 14 herein.”

Additionally, the first paragraph of the section titled “The Offering” on page 6 states:

“This is a direct primary offering by Active Health Foods, Inc., on a self-underwritten basis, with a minimum of 250,000 and a maximum of 3,000,000 shares of its common stock, at a price of $0.10 per share, being offered. The proceeds from the sale of the shares in this offering will be payable to Active Health Foods, Inc. We intend to open a standard, non-interest bearing, bank account to be used only for the deposit of funds received from the sale of the shares in this offering. If the minimum number of shares in this offering are not sold by the expiration date of this offering, the funds will be promptly returned to the investors, without interest or deduction.”

This section has been modified as follows (added language has been italicized):

“This is a direct primary offering by Active Health Foods, Inc., on a self-underwritten basis, with a minimum of 250,000 and a maximum of 3,000,000 shares of its common stock, at a price of $0.10 per share, being offered. The proceeds from the sale of the shares in this offering will be payable to Active Health Foods, Inc. We intend to open a standard, non-interest bearing, bank account to be used only for the deposit of funds received from the sale of the shares in this offering. If the minimum number of shares in this offering are not sold by the expiration date of this offering, the funds will be promptly returned to the investors, without interest or deduction. There will be no escrow account. As such creditors may seek to attach or otherwise assert rights with respect to the proceeds deposited into the Company’s accounts. If creditors attach or otherwise assert rights with respect to these proceeds, the Company may be unable to refund any monies you have invested.”

4.	Please clarify if you intend to have your common stock listed or quoted or otherwise develop a public market following this offering.

RESPONSE

We intend to have our company listed on the OTCBB.  As such, we had previously stated in our registration statement the following:

Under “Business Overview”, page 6, :

“We have filed this registration statement in an effort to become a fully reporting company with the Securities and Exchange Commission in order to enhance our ability to raise additional working capital. There is currently no public market for our common stock. We are currently in discussions, or will soon commence discussions, with various market makers in order to arrange for an application to be made with respect to our common stock for approval for quotation on the Over-the-Counter Bulletin Board (OTCBB) upon the effectiveness of this prospectus and closure of the offering.”

And again under “Risk Factors”, page 10:

“INVESTORS MAY NOT BE ABLE TO SELL YOUR SHARES BECAUSE THERE IS NO PUBLIC MARKET FOR OUR STOCK

There is no public market for our common stock. The majority of our issued and outstanding common stock is currently held by the management of the Company. Therefore, the current and potential market for our common stock is limited. In the absence of being listed, no public market is available for investors in our common stock to sell their shares. We cannot guarantee that a meaningful trading market will develop or that we will be successful in attaining listing on the OTCBB or any other market. If we are quoted on the OTCBB, there is no assurance that a market for our common shares will develop and if a market develops, there can be no assurance that the price of our shares in the market will be equal to or greater than the price per shares investors pay in this offering, which was arbitrarily determined. In fact, the price of our shares in any market that may develop could be significantly lower than the purchase price herein. Furthermore, if our stock ever becomes tradable, the trading price of our common stock could be subject to wide fluctuations in response to various events or factors, many of which are or will be beyond our control. In addition, the stock market may experience extreme price and volume fluctuations without a direct relationship to the operating performance.”

Prospectus Summary Information

Company Business Overview

5.
Please clarify if your energy bars are “produced” by the named third party co-packing companies, or if you intend to contract with these companies for production of your product once you obtain sufficient capital.

RESPONSE

The Company has made two runs of our energy bars with Betty Lou’s, Inc., 750 South East Booth Bend Road, McMinnville, Oregon (website is bettylousinc.com).  We will contract with this company to continue to produce our energy bars when funding becomes available.  Exhibit A, attached hereto, is a copy of the front page of Betty Lou’s, Inc. website (bettylousinc.com).  Exhibit B, attached hereto, is a copy of the products they manufacture under their name.

Betty Lou’s, Inc. has used the wrappings and boxes that the Company has developed.  Examples of those wrappers and boxes are attached hereto as Exhibits G and H, respectively, and the company Think, Plan, Deliver, 1010 #B Southwest Eleventh Ave., Portland, Oregon stands ready to produce our wrappers and boxes.

6.
You disclose that “Active XTM” energy bars are 100% organic, and are produced by Betty Lou’s, Inc. of Oregon, and that your high protein energy bar targeted for dialysis patients is produced by Noble Foods, Inc. of Canada and is also 100% organic.  Please discuss how you certify that your products are in fact 100% organic.  For example, discuss if you will receive certification by Quality Assurance International.  As another example, clarify if all of your vendors must maintain 100% compliance with the USDA’s National Organic Programs (NOP) and meet or exceed any state or federal regulations.

RESPONSE

The Company will no longer have any products produced by Noble Foods, Inc. of Canada.  The Company will exclusively use Betty Lou’s, Inc., located in McMinnville, Oregon (website is bettylousinc.com) for its product production. (Please see Exhibits A and B)

Betty Lou’s, Inc. (website is bettylousinc.com) has a Certificate of Conformance (Exhibit C, attached hereto), under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion (Exhibit D, attached hereto) as a result of a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification (Exhibit E, attached hereto) evidencing compliance with all requirements for Processor certification.  Additionally, attached as Exhibit F, is a letter from the Indiana Certified Organic, LLC company verifying the certified organic status of the Active Health Foods, Inc.’s energy bars.

Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

For clarification purposes, the Company will no longer state that the bars are 100% organic.  To be certified as organic, a product must have no less than 95% organic material, which level Active Health Foods, Inc. meets.  Nonetheless, to avoid any confusion, the Company will only state that its energy bars are certified organic (Exhibit F), which they are under the approval of Betty Lou’s, Inc. as authorized by Indiana Certified Organic, LLC, as granted by the United States Department of Agriculture.  As such, the bars are entitled to have the USDA stamp on their packaging stating they are organic.

7.
Please clarify for us and provide independent support for the appropriateness of your kidney patient energy bar.  It appears that a dramatic increase in protein-rich foods may be dangerous for people with liver or kidney disease because they lack the ability to get rid of the waste products of protein metabolism.  For example, see NIH Publication No. 08-3925, available at http://kidney.niddk.nih.gov/kudiseases/pubs/kdd/.

RESPONSE

The Company does not have the funds to seek independent written authority for the appropriateness of its energy bars for kidney patients.  Consequently the Company will drop all references to kidney and dialysis patients.

8.	Please clarify if all facilities that you work with must maintain a commitment to Good Manufacturing Practices (GMP’s) and/or otherwise maintain regulatory compliance.

RESPONSE

The Company will no longer have any products produced by Noble Foods, Inc. of Canada.  The Company will exclusively use Betty Lou’s, Inc., located in McMinnville, Oregon (website is bettylousinc.com) for its product production. (Please see Exhibits A thru F, inclusive)

Betty Lou’s, Inc. (website is bettylousinc.com) has a Certificate of Conformance (Exhibit C, attached hereto), under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion (Exhibit D, attached hereto) in a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification (Exhibit E, attached hereto) evidencing compliance with all requirements for Processor certification.  Additionally, attached as Exhibit F is a letter from the Indiana Certified Organic, LLC company verifying the certified organic status of the Active Health Foods, Inc.’s energy bars.  Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

For clarification purposes, the Company will no longer state that the bars are 100% organic.  To be certified as organic, a product must have no less than 95% organic material.  Nonetheless, to avoid any confusion, the Company will only state that its energy bars are certified organic (Exhibit F), which they are under the approval of Betty Lou’s, Inc. as authorized by Indiana Certified Organic, LLC, as granted by the United

States Department of Agriculture.  As such, the bars are entitled to have the USDA stamp on their packaging stating they are organic.

9.
Please also explain what, if any, procedures you have to ensure the food safety of your products obtained from third party suppliers, such as a certificate of analysis by a third party laboratory accompanying every shipment that the product meets your food safety protocols, or otherwise.

RESPONSE

The Company does not contract with any third party suppliers for ingredients.  The Company will no longer have any products produced by Noble Foods, Inc. of Canada.  The Company will solely use Betty Lou’s, Inc., located in McMinnville, Oregon (website is bettylousinc.com).  Betty Lou’s, Inc. will be responsible for making all the Company’s energy bars to the Company specifications and under their strict licensing and facility maintenance.  (Please see Exhibits A thru F, inclusive)

Betty Lou’s, Inc. (website is bettylousinc.com) has a Certificate of Conformance (Exhibit C, attached hereto), under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion (Exhibit D, attached hereto) in a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification (Exhibit E, attached hereto) evidencing compliance with all requirements for Processor certification.  Additionally, attached as Exhibit F is a letter from the Indiana Certified Organic, LLC company verifying the certified organic status of the Active Health Foods, Inc.’s energy bars.  Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

For clarification purposes, the Company will no longer state that the bars are 100% organic.  To be certified as organic, a product must have no less than 95% organic material.  Nonetheless, to avoid any confusion, the Company will only state that its energy bars are certified organic (Exhibit F), which they are under the approval of Betty Lou’s, Inc. as authorized by Indiana Certified Organic, LLC, as granted by the United States Department of Agriculture.  As such, the bars are entitled to have the USDA stamp on their packaging stating they are organic.

10.
We note your statement that you have only generated nominal revenues.  Please also disclose the accumulated net losses that you have incurred since January 9, 2008 (inception) to the date of your prospectus.

RESPONSE

On page 4 of the prospectus, under “Company Business Overview”, we originally stated the following:

“We are a small, start-up company that lacks a stable customer base.  Since our inception on January 9, 2008 to the present, we have generated only nominal revenues and substantial losses since inception. We believe that the funds expected to be received from the minimum sale of our common equity will be sufficient to finance our efforts to become operational and carry us through the next twelve (12) months. There can be no assurance that the actual expenses incurred will not materially exceed our estimates. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.  If we do not produce sufficient cash flow to support our operations over the next 12 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to obtain such financing.  We cannot assure you that any financing can be obtained or, if obtainable, that it will be on reasonably acceptable terms.”

The above referenced paragraph has been changed to the following:

“We are a small, start-up company that lacks a stable customer base.  Since our inception on January 9, 2008 to the present, we have generated only nominal revenues and substantial losses of $294,678 since inception. We believe that the funds expected to be received from the minimum sale of our common equity will be sufficient to finance our efforts to become operational and carry us through the next twelve (12) months. There can be no assurance that the actual expenses incurred will not materially exceed our estimates. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern.  If we do not produce sufficient cash flow to support our operations over the next 12 months, we *may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern. There are no formal or informal agreements to obtain such financing.  We cannot assure you that any financing can be obtained or, if obtainable, that it will be on reasonably acceptable terms.” (underlining and italicizing added for ease of reading only)

On page 24 of the prospectus, under “Plan of Operation”, we originally stated the following:

“Active Health Foods, Inc. was incorporated on January 9, 2008 in the State of California, under the same name. As of the date of this document, we have generated nominal revenues and substantial expenses. This resulted in a net loss since inception, which is attributable to general and administrative expenses. Please review the Audited Financial Statements included with the offering.”

The above-referenced paragraph has been changed to the following:

“Active Health Foods, Inc. was incorporated on January 9, 2008 in the State of California, under the same name. As of the date of this document, we have generated nominal revenues and substantial losses of $294,678 since inception. This resulted in a net loss since inception, which is attributable to general and administrative expenses. Please review the Audited Financial Statements included with the offering.” (underlining and italicizing added for ease of reading only)

The Company would note that the amount of losses since inception was previously noted in several places throughout the prospectus.

Risk Factors

11.
Please provide precise, descriptive captions which identify the risk succinctly.  In this regard, the first two paragraphs below the prefatory language in italics appear that they are risks that should be addressed in this section.  Please revise accordingly.

RESPONSE

The “Risk Factor” section, starting on page 8, originally commenced with the following:

“RISK FACTORS

Investment in the securities offered herein is speculative, involves a high degree of uncertainty, is subject to a number of risks and is suitable only for investors of substantial financial means.  Prospective investors should carefully consider the following risk factors in addition to the other information contained in this prospectus, before making an investment decision concerning the common stock offered in this prospectus. Only those investors who are prepared to potentially risk a total financial loss of their investment in this company should consider investing. Any of the following risks could have a material adverse effect on the Company’s business, financial condition, operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to invest, you should also refer to and consider the other information in this prospectus, including, but not limited to, the financial statements and related notes.

The factors set forth below, along with the other information contained herein, should be considered carefully in evaluating our prospects. Further, this document contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, goals, objectives, expectations and intentions. The cautionary statements made in this section apply to all forward-looking statement wherever they appear in this document. Readers are cautioned that, while the forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance, and involve risks and uncertainties. In addition, actual results could differ materially from those discussed herein and our business, our financial condition or the results of operations could be materially and adversely affected. In such case, some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this document. In the event that actual results do not meet expectations, there could be a consequent negative effect on the position of investors.

Active Health Foods, Inc.’s operations depend solely on the efforts Gregory Manos, the sole officer and director of the Company.  Mr. Manos has no experience related to public company management.  Because of this, we may be unable to offer and sell the shares in this offering, develop our business or manage our public reporting requirements. The Company cannot guarantee that it will be able to overcome any such obstacles.

Gregory Manos, our sole officer and director, is involved in other employment opportunities and may periodically face a conflict in selecting between Active Health Foods, Inc. and other personal and professional interests. The Company has not formulated a policy for the resolution of such conflicts, should they occur. If the Company loses Mr. Manos to other pursuits without a sufficient warning, the Company may, consequently, go out of business.

The following are risk factors which are directly related to the Company’s business, financial condition and this offering. Investing in our securities involves a high degree of risk and you should not invest in these securities unless you can afford to lose your entire investment. You should read these risk factors in conjunction with other more detailed disclosures located elsewhere in this prospectus.”

The above-referenced paragraph has been changed to the following:

“RISK FACTORS

Active Health Foods, Inc.’s operations depend solely on the efforts Gregory Manos, the sole officer and director of the Company.  Mr. Manos has no experience related to public company management.  Because of this, we may be unable to offer and sell the shares in this offering, develop our business or manage our public reporting requirements. The Company cannot guarantee that it will be able to overcome any such obstacles.

Gregory Manos, our sole officer and director, is involved in other employment opportunities and may periodically face a conflict in selecting between Active Health Foods, Inc. and other personal and professional interests. The Company has not formulated a policy for the resolution of such conflicts, should they occur. If the Company loses Mr. Manos to other pursuits without a sufficient warning, the Company may, consequently, go out of business.

The following are risk factors which are directly related to the Company’s business, financial condition and this offering. Investing in our securities involves a high degree of risk and you should not invest in these securities unless you can afford to lose your entire investment. You should read these risk factors in conjunction with other more detailed disclosures located elsewhere in this prospectus.

ANY INVESTMENT IN THESE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF UNCERTAINTY

Investment in the securities offered herein is speculative, involves a high degree of uncertainty, is subject to a number of risks and is suitable only for investors of substantial financial means.  Prospective investors should carefully consider the following risk factors in addition to the other information contained in this prospectus, before making an investment decision concerning the common stock offered in this prospectus. Only those investors who are prepared to potentially risk a total financial loss of their investment in this company should consider investing. Any of the following risks could have a material adverse effect on the Company’s business, financial condition, operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to invest, you should also refer to and consider the other information in this prospectus, including, but not limited to, the financial statements and related notes.

ALL INFORMATION HEREIN INCLUDING ALL FORWARD-LOOKING STATEMENTS SHOULD BE CONSIDERED CAREFULLY

The factors set forth below, along with the other information contained herein, should be considered carefully in evaluating our prospects. Further, this document contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, goals, objectives, expectations and intentions. The cautionary statements made in this section apply to all forward-looking statement wherever they appear in this document. Readers are cautioned that, while the forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance, and involve risks and uncertainties. In addition, actual results could differ materially from those discussed herein and our business, our financial condition or the results of operations could be materially and adversely affected. In such case, some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this document. In the event that actual results do not meet expectations, there could be a consequent negative effect on the position of investors.”

Use of Proceeds

12.	Under your sales and marketing and working capital expenditures, please clarify the specific purposes for which you intend to use the money raised. For instance, if these uses include paying your third party producers of your energy bar or the wrapping and box company for production, include these specific uses.  Or, if these uses include the cost of hiring the management company and/or the sales consultant or internet service provider that you reference in your “Sales and Marketing Strategy” section, please revise your use of proceeds section to delineate these specific uses and the attendant cost for each such proposed use.  Indicate any amounts apart from the proceeds being raised needed to complete the identified uses.  See Item 504 of Regulation S-K for more information.

RESPONSE

Item 504 of Regulation S-K reads as follows:

“State the principal purposes for which the net proceeds to the registrant from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose.  Where the registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering.” (underlining added)

Instruction 2 to Item 504 states that “Details of proposed expenditures need not be given.”

Your comment asks for “specific purposes for which you intend to use the money raised” and seems to be in conflict with Instruction 2 of Item 504.  It is difficult at this early stage to provide for a “specific purpose” and that language seems to be in conflict with the explicit language of Item 504 of Regulation S-K which states that the Company is only required to provide for “principal purposes” for which the proceeds are intended.  Additionally, in Footnote 1 to Item 4 Use of Proceeds the Company specifically noted how the proceeds for working capital were intended to be used, in that it stated:

1.
“The category of General Working Capital may include, but not be limited to, printing costs, postage, communication equipment and services, shipping and delivery charges, additional professional fees and other general operating expenses.”

Nonetheless, the Company has amended the registration statement to add footnotes reflecting the intended use of the proceeds to be raised.  For Sales and Marketing and General Working Capital, amendments were made for each, respectively, as follows:

“Footnotes:

1.
The category of Sales and Marketing may include, but not be limited to, retention of a management company for developing a network of brokers and distributors, advertising, acquisition of product, acquisition of wrappings and boxes, and development of an internet presence and webpage.

2.	The category of General Working Capital may include, but not be limited to, printing costs, postage, communication equipment and services, shipping and delivery charges, additional professional fees and other general operating expenses.

The Company believes that if the maximum offering proceeds are acquired then the Company will be able to complete the identified uses delineated in the footnotes above.  Without realizing the maximum offering proceeds, the Company may not be able to fully implement its business plan. Please refer to the section, herein, titled “Management’s Discussion and Plan of Operation” on page 23 for further information.”

Underwriters

13.
We note your disclosure that all payments must be made in U.S. currency by personal check, bank draft or cashier’s check.  We also note your statement that the company reserves the right to either accept or reject any subscription.  For purposes of Rule 10b-9, the specified minimum number of shares is not considered “sold” unless all the securities required to be placed are sold in bona fide transactions and are fully paid for.  This means that checks and similar instruments must clear, such that the company has received cash or cash equivalents from the subscription.  Similarly, once subscriptions that constitute the minimum are accepted, it is inappropriate for such subscriptions to thereafter be rejected.  Please confirm your understanding of this and revise your disclosures accordingly.

RESPONSE

The Company acknowledges your comments and concerns provided above and confirms its understanding that once subscriptions are accepted and fully paid for then it is inappropriate for any such subscriptions to thereafter be rejected.

Under Item 8 Plan of Distribution, page 15, the Company stated the following:

“Investors can purchase common stock in this offering by completing a Subscription Agreement (Exhibit 99.1) and sending it together with payment in full to the Company. All payments must be made in United States currency by personal check, bank draft, or cashier’s check. There is no minimum subscription requirement. The Company expressly reserves the right to either accept or reject any subscription. Any subscription rejected will be returned to the subscriber within ten (10) business days of the rejection date.”

In light of the comments provided, the Company has changed the above paragraph to the following:

“Investors can purchase common stock in this offering by completing a Subscription Agreement (Exhibit 99.1) and sending it together with payment in full to the Company. All payments must be made in United States currency by personal check, bank draft, or cashier’s check. There is no minimum subscription requirement. The Company expressly reserves the right to either accept or reject any subscription agreement within ten (10) days of receipt. However, once accepted and the subscription agreement funds have cleared the bank, all subscription agreements will be irrevocable.” (underlining and italicizing added for ease of reading only)

Reports

14.
You disclose that if your registration statement becomes effective, pursuant to Section 15(d) you will be subject to the reporting obligations of Section 13 of the Securities Exchange Act.  Please clarify the limited nature of your reporting obligations.  For example, after effectiveness you will not be subject to the full reporting obligations of a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, including proxy rules, Section 16 short-swing profit provisions, and the Williams Act.  Rather, you will only be subject to periodic reporting obligations by operation of Section 15(d) and Section 13 of the Securities Exchange Act.

RESPONSE

Under Item 9 Description of Securities to be Registered, in the subsection titled “Reports, page 17, the Company stated the following:

“Reports

After this offering, Active Health Foods, Inc. will make available to its shareholders annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports. Additionally, if our registration statement becomes effective pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, we will be subject to the reporting obligations of Section 13 of the Securities Exchange Act.

You may read any copies of any materials we file with the Securities and Exchange Commission at the SEC’s reference s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that will contain copies of the materials we file electronically.  The address for the internet site is www.sec.gov.”

In light of the comments provided, the Company has changed the above paragraph to the following:

“Reports

After this offering, Active Health Foods, Inc. will make available to its shareholders annual financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports. Additionally, if our registration statement becomes effective pursuant to the Securities Exchange Act of 1934, as amended, we will be subject to periodic reporting obligations by operation of Section 15(d) and Section 13 of the Securities Exchange Act.

You may read any copies of any materials we file with the Securities and Exchange Commission at the SEC’s reference s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that will contain copies of the materials we file electronically.  The address for the internet site is www.sec.gov.”

Description of Business

Intellectual Property

15.
You state that you “believe our trademark, proprietary and non-proprietary formulas and information afford us reasonable protection against the unauthorized copying of our products.”  We note your trademark of Active XTM, the trade name that you intend to market your product under.  However, it appears that there are energy bars sold under the name “Active X” by various other domestic companies.  For example, SVP Nutritionals and Chi Life Science each market an Active XTM organic energy bar that can be found on the internet.  Please discuss the use of the Active XTM brand by your competitors and revise your disclosure regarding your intellectual property protection, as needed.

RESPONSE

Both SVP Nutritionals and Chi Life Science had previously marketed Active XTM energy bars that Active Health Foods, Inc. provided to them from previous runs of Active’s energy bars.  Neither SVP Nutritionals nor Chi Life Science manufacture energy bars under the Active XTM trademark.  We are not aware of any other company actively offering energy bars under our Active XTM trademark and our internet research did not reveal any other company advertising energy bars under the name Active XTM.

It may be worth noting that the advertisements by SVP Nutritionals and Chi Life Science display dated packaging.  Since those images were posted sometime ago, the Company has updated its packaging with both newly designed bar wrappers and boxes, which can be easily converted to countertop display boxes.  We have attached hereto as Exhibits G and H photocopies of the wrappers and boxes, respectively.

The Company does not feel the need to revise any disclosure regarding our intellectual property protection.  Obviously, Active Health Foods, Inc. has the registered trademark “Active XTM” and all the legal and administrative protections thereunder, as afforded by federal legislation and judicial rulings.  The Company does not want to imply or insinuate any necessity or possibility of a lawsuit as there is no reasonable indication at this time that any such action may be necessary.

Sales and Marketing Strategy

16.	You disclose that initially, your sales and marketing strategy will solely be through the efforts of management. Please clarify management’s strategy to market and sell your product.

RESPONSE

Mr. Gregory Manos has a long, rich history in the food and beverage industry, replete with personal contacts and professional acquaintances.  It is the intention of Mr. Manos to exploit the personal and professional contacts in the food and beverage industry that he has developed over the past 35 plus years.  More specifically, Mr. Manos has developed personal relationships with Costco buyers, as well as buyers for the 99 Cent store chain, Wal Mart, Sam’s Club, Krogers, Dollar Tree, Trader Joe’s, Whole Foods, and Mother’s Markets as well as others.

As stated on page 25 of the registration statement:

“Business Experience of Each Director and Executive Officer

Gregory Manos, President, Treasurer, Chief Executive Officer, Chief Accounting Officer, and Director – Gregory Manos has been in all facets of the food and beverage industry with over 35 years experience in the industry at every level including sales and management. Since 2008 Mr. Manos has been busy developing Active Health Foods, Inc.’s energy bars, developing all new packaging and production opportunities, evaluating the costs for a re-launch of the brand, gaining some limited exposure in the market place and attempting to establish a distribution network. Additionally, Mr. Manos has been developing a line of soft drinks and an energy beverage. Mr. Manos’ extensive industry background also includes: Western U. S Regional Manager for Clearly Canadian from 2007-2008, where he assembled a network of distributors, wrote market plans, set up production and hired brokers for re-introduction of Clearly Canadian products into the market place; director of sales of Aqua Vie Beverage Corporation from 2003 to 2006, where he was responsible for the introduction and placement of the brand Aqua Vie into all of the major chain store accounts in the states of California, Nevada, Arizona and Texas; national sales manager for Aloe Splash, Inc. from 2000 to 2003, where he was responsible for the entire business operations including the initial market introduction, roll-out for a beverage called Aloe Splash, hiring of employees, managing all distributors, developing market plans and overseeing the entire market execution through a network of beer distributors; regional sales manager for Golden Brands Marketing Company from 1988 to 1992, where he was responsible for sales and marketing of all company product lines, managed all aspects of the new business operation for the West Coast, developed and structured the entire business for the parent company, including opening expansion markets, hiring and training new employees, creating and implementing marketing plans, sales, goals and budgets and oversaw the introduction of Clearly Canadian to the entire West Coast; regional sales manager for Labatts USA, Inc from 1985 to 1988, where he was responsible for sales and marketing of all company product lines for the West Coast, developed and managed marketing plans, sales goals and budgets, established and maintained trade relationships with key individuals to facilitate program acceptance and secured business relationships with all major chain store headquarters; regional sales manager for Golden Brands Marketing from 1982 to 1985, where he was responsible for sales and marketing of all company product lines on the West Coast, directed and managed independent distributors and introduced Evian Water and Jolt Cola to the marketplace; district manager with Wisdom Import Company from 1980 to 1982, where he was responsible for sales and marketing of all product lines for Northern California and Nevada, directing 35 independent beer distributors, and had the additional responsibility for product sales in all major chain stores; general sales manager with Markstein Beverage Company from 1977 to 1980, where he was responsible for the sales department of one of the largest Budweiser distributors on the West Coast, managing a sales and delivery staff of 112; the position of department manager with Ralph’s Grocery Company from 1972 to 1977, where he performed the duties of department manager in all departments of this major grocery chain store, and completed Ralph’s two year management program.”

Mr. Manos has a proven record in successful product identification, development and introduction and consistently builds organizations with major sales and profitability for consumer products.”

17.
If you are able to raise sufficient capital for the steady production of Active XTM energy bars, you state various other sales initiatives that you hope to undertake.  Accordingly, please tell us if your third party producers have a minimum run requirement, and if so, what this level is and your estimate of the cost for such a minimum run.

RESPONSE

The Company will no longer have any products produced by Noble Foods, Inc. of Canada.  The Company will exclusively use Betty Lou’s, Inc., located in McMinnville, Oregon (website is bettylousinc.com) for its product production. (Please see Exhibits A and B)

Betty Lou’s, Inc. has a minimum run of 15,000 bars (can be of one flavor or a mix of flavors) at $0.70 per bar for a total of $11,550..

The company Think, Plan, Deliver, 1010 #B Southwest Eleventh Ave., Portland, Oregon produces the wrappings and boxes for Active Health Foods, Inc. from designs developed by and exclusive to Active Health Foods, Inc. Once produced, the wraps and boxes are shipped directly to the production facilities, also in Oregon, that make the energy bars using the proprietary formula developed by and exclusive to Active Health Foods, Inc.

Think, Plan, Deliver’s minimum run of wrappers is 250,000 for a cost of $11,100.  Their minimum run of boxes of 50,000 for a cost of $10,500.

18.	Please also provide more information for each of the following initiatives your reference:

-
Please identify the management company that you hope to retain once you have sufficient capital for the steady production of Active XTM energy bars.  Please also estimate the cost of retaining the services of this management company and its network of brokers and distributors;

RESPONSE

The management company that has been identified by Active Health Foods, Inc. is MJM Management, P.O. Box 86668, Portland, Oregon.  The cost for retaining MJM Management was quoted by them to be $2,500 per month.

In your comment you ask for MJM’s “network of brokers and distributors.”  That information is proprietary to MJM.  If Active Health Food, Inc. had such information then in all likelihood it would not need to retain the services of MJM Management.

-
Please estimate the costs of engaging a qualified product sales development consultant to cultivate plans for further development, and also the timeline in your development when you plan to engage such consultant; and

RESPONSE

In its strategic planning, Active Health Foods, Inc. saw the possible need, in distant future, for a product sales development consultant to assist in identifying not only supplementary viable markets but possible additional compatible products as well.  There is no timeline for seeking or retaining such consultant because the variables in the market, the ability to locate funds, the need to develop a strong and consistent distribution network and public acceptance, just to name a few, are too many and diffuse to reasonably establish a timeline.  As time, product sales and strength of distribution develop on a consistent basis the need for such a consultant will become stronger.

The best estimate that can be made as to the cost of a product sales development consultant would be in the same range as a distribution management company, namely, approximately $2,500 per month.

-	Please identify the experienced internet service provider that you are currently working with to develop a comprehensive internet presence and estimate the costs of developing your internet presence.

RESPONSE

The internet service provider that Active Health Foods, Inc. has identified to provide a website once funds are available is Building 13 Design Group, Inc., 4425 Lee Circle, Rosemead, CA 91770.

The cost of development is dependent on the extent of the website to be developed.  A basic presence can be as little as $1,000.  A comprehensive website with an ordering system can run as much as $10,000.

Industry Background and Competitive Business Conditions

19.	Please provide independent support for each of the following statements, or remove these statements:

-	That none of your competitors produce and sell 100% organic and 100% natural food bars like Active XTM energy bars;

-	That your competitors’ bars lack the nutritional value of an Active XTM energy bar; and

-	That all competitors’ bars are dry, bland and contain fillers and paste, resulting in more of a rice crispy bar.

RESPONSE

These statements are based on the independent research of the founder, Gregory Manos, and the statements he has received various sources since he formed Active Health Foods, Inc.  For Active Health Foods, Inc. to provide independent support without further guidance from you as to what type of independent support you are seeking is an unrealistic goal for Active Health Foods, Inc. to attempt at this time due to time and resource constraints.

Consequently, Active Health Foods, Inc. has deleted all references described above.

Need for Government Approval on Principal Products or Services

20.
We note your disclosure that the Federal Food and Drug Administration (FDA) does not have to pass on any of your packaging or product content; but rather, all that the FDA requires for your energy bars is truth in packaging.  Please clarify the regulatory structure that your products fall under.  For example, explain if your product is a “dietary supplement.” As defined, and subject to the Dietary Supplement Health and Education Act of 1994 (DSHEA).  If your product is regulated by the DSHEA, please explain in better detail the role of the FDA, FTC, the manufacturer of your product, and you as the developer and distributor.

RESPONSE

Our products are not considered dietary supplements.  All food and beverage companies’ products and packaging must meet guidelines set by the Food and Drug Administration (FDA).  The FDA does not pre-approve or otherwise pass on the content of a product. After extensive consultation with and confirmation by the manufacturer (please see Exhibits A thru F, inclusive, authenticating the credentials of the manufacturer), we verified that we are not required to send samples for approval by the FDA prior to selling a product in the market place.  The product manufacturer that Active Health Foods, Inc. will use (and has used in the past) is Betty Lou’s, Inc. (website is bettylousinc.com).  Betty Lou’s, Inc. is an experienced food manufacturer (please see Exhibits A thru F, inclusive) and has a Certificate of Conformance, under standards found in 7 CFR Part 205 National Organic Program, issued by Indiana Certified Organic, LLC, a Certificate of Completion in a Product Safety, Quality and Food Defense audit by NSF International of current Good Manufacturing Practices, Codes/NACMCF HACCP and Best Industry Practices, and a letter of certification evidencing compliance with all requirements for Processor certification.  Additionally, Betty Lou’s, Inc. has a letter from the Indiana

Certified Organic, LLC company verifying the certified organic status of the Active Health Foods, Inc.’s energy bars.  Betty Lou’s, Inc. has also informed the Company that it has a certification under Quality Assurance International and the USDA’s National Organic Programs (NOP).

The guidelines for packaging, which Active Health Foods, Inc. has met, have been established by the FDA.  Active Health Foods, Inc. and its product manufacturer have read and understood them and honor not only the regulations themselves but the spirit of the regulations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

21.
We note your statement that you have not implemented your principal operations, and that your ability to commence operations will be entirely dependent upon the proceeds of this offering.  Please explain what activities you engaged in that resulted in your revenues to date, which as of September 30, 2009 were $16,764.  Please also explain your activities since December 31, 2008, as your financial statements do not show any increased revenue since that date, and only minimal increases in expenses.

RESPONSE

We are a small company with only modest resources with which to move our company forward.  Our limited revenues are the result of the two small runs of our energy bars by Active Health Foods, Inc., which we sold and derived profit therefrom.  Since December 31, 2008 Active Health Foods, Inc., with its limited resources, has been attempting to become fully operational by:

Identifying, investigating and refining our producers and negotiating costs;

Establishing new packaging and identifying, investigating and negotiating production costs;

Identifying and investigating a management company and negotiating costs;

Identifying and investigating a website development company;

Refining and developing a plan for implementing our marketing plan;

Maintaining Mr. Manos’ contacts within the industry;

Attempting to secure financing; and

Attempting to locate, identify and cultivate potential investor interest.

Liquidity

22.
You state that your available cash is not sufficient to allow you to commence full execution of your business plan.  Please disclose the current monthly or quarterly rate at which you use cash in your operations.  Discuss whether this rate of cash usage is expected to increase over the next 12 months.  In quantitative terms, disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including your expenses as a public company.  Please also revise your appropriate risk factor disclosure to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus.  See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 of Item 303(a) of Regulation S-K for more guidance.

RESPONSE

Presently, Active Health Foods, Inc. does not operate and therefore has no monthly or quarterly expenses, save those required to meet registration requirements.  Once Active Health Foods, Inc.’s registration statement become effective, we will secure investors and have operating capital with which to begin another production run.  At a minimum run of our product, we would require $11,550 for the manufacture of 15,000 of our energy bars, wrappings would cost $11,100 (for 250,000 wrappers), display boxes would cost $10,500 (for 50,000 boxes) for a total of $33,150.  In addition, the costs of maintaining ourselves as a public company for six months is estimated at $4,000 and the costs of maintaining ourselves as a public company for the first year is estimated at $8,000-10,000.  The total estimated costs for an initial minimum run of our energy bars and maintaining ourselves as a public company for six months is approximately $37,150 and $41,150 for 12 months.  It must be noted that the company absolutely does not anticipate the minimum offering being achieved.  In evaluating the interest that has been generated both by potential investors and retail outlets, the company anticipates easily being able to achieve investor interest of at least $150,000 and in all likelihood closer to the maximum raise of $300,000.  Additionally, management is investigating alternative methods funding, including third-party loans as well as additional cash infusion by the founder should investor interest not be sufficient to initiate a minimum run of the product.

Business Experience of Each Director and Executive Officer

23.
Please briefly describe the business experience during the past five years of your sole director and executive officer Mr. Greg Manos, including: his principal occupations and employment during the past five years; the names and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.  See Item 401(e) of Regulation S-K.

RESPONSE

Under “Directors, Executive Officers, Promoters and Control Persons”, in the subsection titled “Business Experience of Each Director and Executive Officer”, page 25, the Company stated the following:

“Gregory Manos, President, Treasurer, Chief Executive Officer, Chief Accounting Officer, and Director – Gregory Manos has been in all facets of the food and beverage industry with over 35 years experience in the industry at every level including sales and management. Mr. Manos’ extensive background includes: the position of department manager with Ralph’s Grocery Company from 1972 to 1979, where he performed the duties of department manager in all departments of this major grocery chain store, and completed Ralph’s two year management program; general sales manager with Markstein Beverage Company from 1977 to 1982, where he was  for the sales department of one of the largest Budweiser distributors on the West Coast, managing a sales and delivery staff of 112; district manager with Wisdom Import Company from 1982 to 1984, where he was responsible for sales and marketing of all product lines for Northern California and Nevada, directing 35 independent beer distributors, and had the additional responsibility for product sales in all major chain stores; regional sales manager for Golden Brands Marketing from 1984 to 1989, where he was responsible for sales and marketing of all company product lines on the West Coast, directed and managed independent distributors and introduced Evian Water and Jolt Cola to the marketplace; regional sales manager for Labatts USA, Inc from 1989 to 1992, where he was responsible for sales and marketing of all company product lines for the West Coast, developed and managed marketing plans, sales goals and budgets, established and maintained trade relationships with key individuals to facilitate program acceptance and secured business relationships with all major chain store headquarters; regional sales manager for Golden Brands Marketing Company from 1992 to 1996, where he was responsible for sales and marketing of all company product lines, managed all aspects of the new business operation for the West Coast, developed and structured the entire business for the parent company, including opening expansion markets, hiring and training new employees, creating and implementing marketing plans, sales, goals and budgets and oversaw the introduction of Clearly Canadian to the entire West Coast; national sales manager for Aloe Splash, Inc. from 2000 to 2003, where he was responsible for the entire business operations including the initial market introduction, roll-out for a beverage called Aloe Splash, hiring of employees, managing all distributors, developing market plans and overseeing the entire market execution through a network of beer distributors; director of sales of Aqua Vie Beverage Corporation from 2003 to 2006, where he was responsible for the introduction and placement of the brand Aqua Vie into all of the major chain store accounts in the states of California, Nevada, Arizona and Texas; Western U. S Regional Manager for Clearly Canadian from 2007-2008, where he assembled a network of distributors, wrote market plans, set up production and hired brokers for re-introduction of Clearly Canadian products into the market place.

Mr. Manos has a proven record in successful product identification, development and introduction to the marketplace and consistently builds organizations with major sales and profitability for consumer products.”

In light of the comments provided, the Company has changed the above paragraph to read the following:

Gregory Manos, President, Treasurer, Chief Executive Officer, Chief Accounting Officer, and Director – Gregory Manos has been in all facets of the food and beverage industry with over 35 years experience in the industry at every level including sales and management. Since 2008 Mr. Manos has been busy developing Active Health Foods, Inc.’s energy bars, developing all new packaging and production opportunities, evaluating the costs for a re-launch of the brand, gaining some limited exposure in the market place and attempting to establish a distribution network. Additionally, Mr. Manos has been developing a line of soft drinks and an energy beverage. Mr. Manos’ extensive industry background also includes: Western U. S Regional Manager for Clearly Canadian from 2007-2008, where he assembled a network of distributors, wrote market plans, set up production and hired brokers for re-introduction of Clearly Canadian products into the market place; director of sales of Aqua Vie Beverage Corporation from 2003 to 2006, where he was responsible for the introduction and placement of the brand Aqua Vie into all of the major chain store accounts in the states of California, Nevada, Arizona and Texas; national sales manager for Aloe Splash, Inc. from 2000 to 2003, where he was responsible for the entire business operations including the initial market introduction, roll-out for a beverage called Aloe Splash, hiring of employees, managing all distributors, developing market plans and overseeing the entire market execution through a network of beer distributors; regional sales manager for Golden Brands Marketing Company from 1988 to 1992, where he was responsible for sales and marketing of all company product lines, managed all aspects of the new business operation for the West Coast, developed and structured the entire business for the parent company, including opening expansion markets, hiring and training new employees, creating and implementing marketing plans, sales, goals and budgets and oversaw the introduction of Clearly Canadian to the entire West Coast; regional sales manager for Labatts USA, Inc from 1985 to 1988, where he was responsible for sales and marketing of all company product lines for the West Coast, developed and managed marketing plans, sales goals and budgets, established and maintained trade relationships with key individuals to facilitate program acceptance and secured business relationships with all major chain store headquarters; regional sales manager for Golden Brands Marketing from 1982 to 1985, where he was responsible for sales and marketing of all company product lines on the West Coast, directed and managed independent distributors and introduced Evian Water and Jolt Cola to the marketplace; district manager with Wisdom Import Company from 1980 to 1982, where he was responsible for sales and marketing of all product lines for Northern California and Nevada, directing 35 independent beer distributors, and had the additional responsibility for product sales in all major chain stores; general sales manager with Markstein Beverage Company from 1977 to 1980, where he was responsible for the sales department of one of the largest Budweiser distributors on the West Coast, managing a sales and delivery staff of 112; the position of department manager with Ralph’s Grocery Company from 1972 to 1977, where he performed the duties of department manager in all departments of this major grocery chain store, and completed Ralph’s two year management program;

The registrant does not have any parent, subsidiary or other affiliate.

24.	Please also explain the affiliation, if any, between Greg Manos and Manos Beverages, Inc.

RESPONSE

For the past four years Greg Manos has been principally attempting to develop two separate lines of products--one for the food industry and one for the beverage industry. The principle creation of his efforts are the energy bars produced by Active Health Foods, Inc.  Others products Mr. Manos is in the process of developing are soft drinks and energy drinks, both of which are in the development stage and both of which fall under Manos Beverages, Inc.

Mr. Manos is the sole officer and director of Active Health Foods, Inc. as well as being one of three shareholders.  Mr. Manos is one of two officers of Manos Beverages, Inc., as well as being one of two directors and one of approximately 29 shareholders.  Mr. Manos is keenly aware of his diverse and separate responsibilities between these two distinctive companies.  There has been no discussion, communication or desire by Mr. Manos to merge, acquire or otherwise cross interests between Active Health Foods, Inc. and Manos Beverages, Inc.

Executive Compensation

25.
You state that since incorporation, you have not paid compensation to any officer, director or employee.  We note, however, that you issued 20 million shares valued at $20,000 to Mr. Manos on September 14, 2009 “in lieu of salary and reimbursement for expenses.”  We also note the issuance of 200,000 shares to Mr. Manos on January 9, 2008.  Please revise to reflect these as stock compensation.

RESPONSE

Under “Executive Compensation” on page 17, the Company stated the following:

“EXECUTIVE COMPENSATION

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)

Gregory Manos	2008	-	-	-	-	-	-	-
Officer and Director	2009	-	-	-	-	-	-	-

Employment Contracts and Officers Compensation

Since Active Health Foods, Inc.’s incorporation on January 9, 2008, we have not paid any compensation to any officer, director or employee. We do not have employment agreements. Any future compensation to be paid will be determined by the Board of Directors, and, as appropriate, employment agreements will be executed. We do not currently have plans to pay any compensation until such time as the Company maintains a positive cash flow.

Stock Option Plan and Other Long-Term Incentive Plan

Active Health Foods, Inc. does not have existing or proposed option or SAR grants.”

In light of the comments provided, the Company has changed the above paragraph to the following:

“EXECUTIVE COMPENSATION

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (Common Shares)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)

Gregory Manos	2008	-	-	-	900,000	-	-	-
Officer and Director	2009	-	-	-	20,000,000	-	-	-

Mr. Manos has not received any monetary compensation from Active Health Foods, Inc.  Mr. Manos has received common stock in Active Health Foods, Inc. as follows:

On or about January 9, 2008, Gregory Manos, the sole officer and director of the Company, was issued 200,000 shares of common stock for services and expenses, paid on behalf of the Company, related to the founding and incorporation of the Company. These shares were valued at $0.001 (par value) per share or $200.00 in the aggregate.

On or about January 17, 2008, Manos Beverages, Inc. was issued 700,000 shares of common stock for services related to the development of the Company and products of the Company. Mr. Manos is the majority shareholder of Manos Beverages, Inc. On or about September 14, 2009, Manos Beverages, Inc. transferred to Gregory Manos 700,000 shares of common stock in Active Health Foods, Inc. for services and unreimbursed expenses in lieu of salary from Manos Beverages, Inc. These shares were valued at $0.001 (par value) per share or $700.00 in the aggregate.

On or about September 14, 2009, Gregory Manos, the sole officer and director of the Company, was issued 20,000,000 shares of common stock for services to the Company in lieu of salary and reimbursement for expenses.

Employment Contracts and Officers Compensation

Since Active Health Foods, Inc.’s incorporation on January 9, 2008, we have not paid any monetary compensation to any officer, director or employee. We do not have employment agreements. Any future compensation to be paid will be determined by the Board of Directors, and, as appropriate, employment agreements will be executed. We do not currently have plans to pay any compensation until such time as the Company maintains a positive cash flow.

Stock Option Plan and Other Long-Term Incentive Plan

Active Health Foods, Inc. does not have existing or proposed option or SAR grants.”

The Company would also note that the above transactions were clearly displayed on page 29 of the registration statement under “Transactions with Related Persons, Promoters and Certain Control Persons”, subsection “All Transactions Since Date of Inception.”

Financial Statements

26.
Please amend your filing to include audited financial statements as of and for your year ended December 31, 2009 along with any unaudited interim periods necessary to comply with Rule 8-08 of Regulation S-X.

RESPONSE

The Company has included all financial information up to and including its fiscal year end of December 31, 2009.  The Company is in the process of updating financials from December 31, 2009, with the necessary information at the auditors at this time.  Accordingly, the Company can only provide the audit financials through December 31, 2009 and will file the reviews as they are received.

Balance sheet for the period ended December 31, 2008

27.
Your audited balance sheet as of December 31, 2008 appears to be labeled as of December 31, 2009.  Please confirm that this balance sheet is as of December 31, 2008 and modify your future filings accordingly.

RESPONSE

You comment is noted and corrected accordingly.

Part II.  Information Not Required in Prospectus

Item 15 – Recent Sales of Unregistered Securities

28.
As you disclose that each of your various transactions was exempt from registration pursuant to Section 4(2), please disclose if each purchaser was an accredited investor or sophisticated with access to information.

RESPONSE

Your comment is noted and the amendments have been made.

29.
We note you disclose that common shares issued for compensation and for non-employee services have been valued at par.  We further note you disclose “the price of the common stock issued was arbitrarily determined and bore no relationship to any objective criterion of value.”  Please tell us how your accounting for these shares is consistent with the guidance of FASB ASC 718-10-30-3, 718-10-30-6 and 505-50-30-6.  In your response, please tell us the amount that would have been recognized if the measurement objectives referenced above had been applied for each of the stock issuances you disclose.

RESPONSE

Standard Code 30-6 speaks to the point that if the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued (underlining added for emphasis).  See FAS 123(R), paragraph 7.

Point in fact is that basic contract law states that the parties are entitled to negotiate their transaction and gain the benefit of their bargain as they deem most beneficial to themselves under the circumstances as they exist at the time.  Each party to that transaction is the judge of what is a more reliable measurement for themselves and their particular and often peculiar circumstances. In general, that often takes a give-and-take approach with each side evaluating proposals, assessing the relative strength of the opposing party’s position, considering the potential for future business and making subjective decisions on their perceptions and judgments.  In the transaction at hand, the company gained a substantial benefit by receiving services that they had no choice in selecting as the process of becoming a public company is mandated by the SEC and the company is required to follow such mandates in order to become a public entity.  In this process, the company conserved its scarce and valuable monetary resources in lieu of stock.  On the other side, the receiver of the stock believed in the future of the company and was willing to receive stock now in lieu of cash payment, with the belief that otherwise it would not have this business and that there may be greater returns in the future.  Please note that at all times, these transactions were negotiated at arms length and each party received what they believed was the benefit of their bargain, as measured by them under their particular circumstances.

Accordingly, it is extremely difficult to place a dollar value on the services rendered given the subjective criteria and methods discussed above.  What one party might believe would be a fair value for the services rendered, the other party may be in complete disagreement.  For example, you might want to get your automobile fixed at a dealer and the dealer charging what he believes would be a fair market value of $1,000, but the neighborhood mechanic, who was laid off by the dealer and needing work, might considered the fair market value of the work to be $200.

You specifically ask the company to “please tell us the amount that would have been recognized if the measurement objectives referenced above had been applied for each of the stock issuances you disclose.”  We believe, based on the parties having the right to the benefit of their bargain, the possible disparity in negotiating positions of the parties and the generally poor economic conditions that exist today, that the most reliable and therefore the best criterion for measurement is based on the fair value of the equity instruments issued, as FAS 123(R), paragraph 7, describes.  Furthermore, we are extremely reluctant to place any dollar value as to what we believe to be the fair market value of the services rendered because of the previous differing opinions on the value of those services and the fact that any guesstimate might only serve to open up matters to litigation as this company moves closer to becoming public.  If forced to provide a valuation, however, it would be our subjective opinion that each transaction would be less than $5,000.

Exhibits

Exhibit 5.1

30.
Please revise your legal opinion to opine upon the validity of the three million shares that you are registering on the cover page of this prospectus.  At present, the legal opinion only opines upon the validity of one million shares.

RESPONSE

Your comment is duly noted and the amendment has been made.

31.	Please also disclose if the shares will be fully paid and non-assessable when issued.

RESPONSE

Under Item 9, “Common Stock” page 15, the registration statement has been amended to reflect that all shares of common stock which are the subject of this offering, when issued, will be validly issued, fully paid for, non assessable and free of preemptive rights.

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EXHIBITS SENT SEPARATELY VIA U.S. MAIL:

A.	Excerpts from Betty Lou’s website (2 pages);

B.	Betty Lou’s products (9 pages);

C.	Betty Lou’s Certificate of Conformance (1 page);

D.	Betty Lou’s Certificate of Completion (1 page);

E.	Betty Lou’s Letter of Certification by Indiana Certified Organic, LLC (1 page);

F.	Indiana Certified Organic, LLC Certified Active Health Foods Verification List (1 page);

G.	Active Health Foods, Inc. Energy Bar Wrapper Designs (4 pages);

H.	Active Health Foods, Inc. Energy Bar Box Designs (4 pages)

If you have any questions or comments, please feel free to contact Randy Brumbaugh (626-429-9634) at your earliest convenience.

Thank you for your anticipated courtesy and cooperation in this matter.

Very truly yours,

/s/ Gregory Manos

Gregory Manos
President